FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
Registrant

Dated: April 7, 2005   By: /s/Harvey Keats/s/
                                                                        Harvey Keats, President

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Terra Nova Gold Corp.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2  Date of Material Change

April 7, 2005

Item 3  News Release

The news release dated April 7, 2005 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4  Summary of Material Change

The Company announces that because of poor performance of the first diamond drill rig, a second rig has been mobilized to the San Diego porphyry copper property, located in Michoacan, Mexico. Following an extended Easter break, both rigs are now drilling on the property. Only 2 drill holes have been completed to date in the 3,000 metre drill program. Drilling on holes 3 and 4 is just beginning.

Drilling is targeting a significant copper, molybdenum and gold geochemical anomaly to determine the extent and the grade of the mineralized porphyry and the degree of supergene enrichment.

Item 5  Full Description of Material Change

The Company announces that because of poor performance of the first diamond drill rig, a second rig has been mobilized to the San Diego porphyry copper property, located in Michoacan, Mexico. Following an extended Easter break, both rigs are now drilling on the property. Only 2 drill holes have been completed to date in the 3,000 metre drill program. Drilling on holes 3 and 4 is just beginning.

Drilling is targeting a significant copper, molybdenum and gold geochemical anomaly to determine the extent and the grade of the mineralized porphyry and the degree of supergene enrichment.

The Company has the option to earn a 50% interest in the San Diego Property from Noranda Exploracion Mexico, S.A. de C.V., by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

HARVEY KEATS
President   Telephone: (604) 684-0561

Item 9  Date of Report

April 7, 2005

TERRA NOVA GOLD CORP.

Per:

“Harvey Keats”
Harvey Keats,
President